Mail Stop 4561

December 21, 2006

Mr. John Bucksbaum
Chief Executive Officer
The Rouse Company LP
10275 Little Patuxent Parkway
Columbia, MD 21044

     Re: **The Rouse Company LP**
             Form 10-K for Fiscal Year Ended December 31, 2005
             Filed April 18, 2006
             File No. 0-01743

Dear Mr. Bucksbaum:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2005

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

1.   Please tell us why you have not included a table of contractual obligations in accordance with Item 303(a)(5) of Regulation S-K.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 42

2.   In future filings, revise to include a discussion of the market risk disclosure relevant to you within your filing in accordance with Item 305 of Regulation S-K.

Item 9A. Controls and Procedures, page 42

3.   We note your disclosure in the risk factors section at page 14 that you had material weaknesses in your internal control over financial reporting as of December 31, 2005. Please tell us, and in future filings revise to disclose, the basis for your officers' conclusion that disclosure controls and procedures were effective in light of the existence of such material weaknesses.

Financial Statements

Consolidated Balance Sheets, page F-4

4.   We note from your consolidated statements of cash flows at page F-7 that you have restricted cash balances. Please tell us the nature and amount of such balances and revise to disclose such information in future filings, if material. Refer to Rule 5-02 of Regulation S-X.

Note 3 – Acquisitions of Operating Partnerships-Purchase Accounting Due To The Merger, page F-14

5.   Refer to the information on page F-16 which indicates that certain adjustments are reflected neither in the pre-merger or post-merger operating results. Please clarify to us and in future filings that all of these adjustments are reflected in the post merger balance sheet as part of the application of push down accounting, if true. If certain of these adjustments have not been reflected through push down accounting, please tell us the basis for their exclusion. Note 1 on page F-9 should be similarly revised.

Note 5 – Investments in Unconsolidated Real Estate Affiliates, page F-19

6.   Please tell us you how applied the guidance in Rule 3-09 of Regulation S-X in determining that audited financial statements of The Woodlands Partnerships were not required for 2004 or 2005.

<u>Forms 10-Q for the fiscal quarters ended March 31, June 30, and September 30, 2006</u>

<u>General</u>

7.   Please tell us why you have not filed Forms 10-Q for the quarters subsequent to the year ended December 31, 2005.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Amanda Jaffe, Staff Accountant, at (202) 551-3473 or the undersigned at (202) 551-3780 if you have questions.

Sincerely,

Linda van Doorn
Senior Assistant Chief
Accountant